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                                                     Filed by Center Trust, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                             Subject Company: Center Trust, Inc.
                                                     Commission File No. 1-12588


      As previously announced, Center Trust, Inc. ("Center Trust") has entered into an Agreement and Plan of Merger, dated as of November 5, 2002 (the "Merger Agreement"), by and among Pan Pacific Retail Properties, Inc. ("Pan Pacific"), MB Acquisition, Inc. and Center Trust. Pursuant to the Merger Agreement, MB Acquisition, Inc. will merge with and into Center Trust, and Center Trust will become a wholly owned subsidiary of Pan Pacific (the "Merger"). The Merger Agreement is included as Exhibit 2.1 to the Current Report on Form 8-K, dated November 5, 2002, filed by Center Trust on November 7, 2002, and is incorporated by reference into this filing.

      Pan Pacific will be filing a registration statement with the Securities and Exchange Commission in connection with the proposed Merger. The registration statement will include a proxy statement/prospectus that will be sent to Center Trust stockholders seeking their approval of the proposed Merger. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTER TRUST, PAN PACIFIC AND THE MERGER. The registration statement containing the proxy statement/prospectus and other documents may be obtained free of charge at the SEC's web site, www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained free of charge from Pan Pacific by directing a request to Pan Pacific at 1631 South Melrose Drive, Suite B, Vista, California 92083, Attention: Carol Merriman; and from Center Trust by directing a request to Center Trust at 3500 Sepulveda Boulevard, Manhattan Beach, California 90266, Attention: Stuart Gulland.

      Center Trust and its directors may be deemed to be participants in the solicitation of proxies from the stockholders of Center Trust in connection with the Merger. Information about the directors of Center Trust and their ownership of Center Trust stock is set forth in the proxy statement for Center Trust's 2002 annual meeting of stockholders. This document is available free of charge at the SEC's website at www.sec.gov. Additional information about the interests of Center Trust's directors in the Merger may be obtained by reading the proxy statement/prospectus regarding the proposed Merger when it becomes available.